SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                             Horizon Offshore, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                            -------------------------
                         (Title of Class of Securities)

                                    44043J105
                            -------------------------
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                            -------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 12, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Elliott Associates, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
            WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
            151,522,184

8       SHARED VOTING POWER
            0

9.      SOLE DISPOSITIVE POWER
            151,522,184

10.     SHARED DISPOSITIVE POWER
            0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            151,522,184

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.9%

14.     TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Elliott International, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
            WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British
            West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
            0

8       SHARED VOTING POWER
            98,630,798

9.      SOLE DISPOSITIVE POWER
            0

10.     SHARED DISPOSITIVE POWER
            98,630,798

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            98,630,798

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.0%

14.     TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Elliott International Capital Advisors Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
            OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER 0

8       SHARED VOTING POWER
            98,630,798

9.      SOLE DISPOSITIVE POWER
            0

10.     SHARED DISPOSITIVE POWER
            98,630,798

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            98,630,798

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.0%

14.     TYPE OF REPORTING PERSON*
            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of Horizon Offshore, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of April 10, 2006 and amends and supplements the Schedule 13D filed on April 11, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

      NAME           ADDRESS                       OCCUPATION
  Paul E. Singer     712 Fifth Avenue 36th Floor   General partner of Elliott
                     New York, New York 10019      and Capital Advisors;
                                                   President of EICA; and a
                                                   managing member of Special
                                                   GP

  Braxton            712 Fifth Avenue              The principal business of
  Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                     New York, New York 10019      serving as general partner
                                                   of Capital Advisors

  Elliott Asset      712 Fifth Avenue              General Partner of Capital
  Management LLC     36th Floor                    Advisors
                     New York, New York 10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

       NAME          ADDRESS                       OCCUPATION
  Paul E. Singer     712 Fifth Avenue              General partner of Elliott
                     36th Floor                    and Capital Advisors and
                     New York, New York  10019     President of EICA


     ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

      NAME           ADDRESS                       OCCUPATION
  Paul E. Singer     712 Fifth Avenue              General partner of Elliott
                     36th Floor                    and Capital Advisors;
                     New York, New York 10019      President of EICA; and a
                                                   managing member of Special
                                                   GP

  Braxton            712 Fifth Avenue              The principal business of
  Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                     New York, New York 10019      serving as general partner
                                                   of Capital Advisors

  Elliott Asset      712 Fifth Avenue              General Partner of Capital
  Management LLC     36th Floor                    Advisors
                     New York, New York 10019

     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o Bank of Bermuda (Cayman) Limited, Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

      NAME           ADDRESS                       OCCUPATION
  Hambledon, Inc.    c/o Bank of Bermuda           General partner of Elliott
                     (Cayman)Limited               International
                     Strathvale House, 2nd Floor
                     North Church Street
                     Grand Cayman
                     Cayman Islands

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

      NAME           ADDRESS                       OCCUPATION
  Paul E. Singer     712 Fifth Avenue              General partner of Elliott
                     36th Floor                    and Capital Advisors;
                     New York, New York  10019     President of EICA; and a
                                                   managing member of Special
                                                   GP

     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

      NAME           ADDRESS                       OCCUPATION
  Paul E. Singer     712 Fifth Avenue              General partner of Elliott
                     36th Floor                    and Capital Advisors;
                     New York, New York  10019     President of EICA; and a
                                                   managing member of Special
                                                   GP

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The funds used by Elliott in acquiring the shares of Common Stock beneficially owned by it were from its working capital. Elliott acquired the shares of Common Stock in exchange for (a) Elliott's delivery to the Issuer of existing securities of the Issuer that had been beneficially owned by Elliott,
(b) as partial consideration for Elliott extending additional financing to the Issuer, and (c) as partial consideration for Elliott agreeing to amend the terms of existing indebtedness.

     The funds used by Elliott International in acquiring the shares of Common Stock beneficially owned by it were from its working capital. Elliott International acquired the shares of Common Stock in exchange for (a) Elliott International's delivery to the Issuer of existing securities of the Issuer that had been beneficially owned by Elliott International, and (b) as partial consideration for Elliott International agreeing to amend the terms of existing indebtedness.

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

     As previously reported on this Schedule 13D, the Issuer entered into a Recapitalization Letter Agreement dated as of March 31, 2005 ("Recapitalization Agreement"), with Elliott, Elliott International and the other Subordinated Note holders identified therein, pursuant to which the Issuer agreed to issue an aggregate of 60 million shares of Common Stock and shares of a newly created class of preferred stock, the Series B Mandatorily Convertible Redeemable Preferred Stock ("New Preferred Stock"), for approximately $85 million of Subordinated Notes and all of the outstanding shares of Series A Redeemable Participating Preferred Stock. Upon the occurrence of the Charter Amendment (as discussed below), all the shares of New Preferred Stock were to automatically convert into shares of Common Stock.

     Pursuant to the Recapitalization Agreement, the Issuer sought to amend its Certificate of Incorporation (the "Charter Amendment") to increase the number of shares of Common Stock that the Issuer was authorized to issue and to reduce the par value per share of the Common Stock. All consents necessary to approve the Charter Amendment were received by the Issuer by October 26, 2005. On December 12, 2005, the Charter Amendment was effective, and the New Preferred Stock automatically converted into shares of Common Stock.

     Upon the Charter Amendment becoming effective, Elliott received 132,141,676 shares of Common Stock upon the automatic conversion of its shares of New Preferred Stock.

     Upon the Charter Amendment becoming effective, Elliott International received 88,994,795 shares of Common Stock upon the automatic conversion of its shares of New Preferred Stock.

     On December 19, 2005, the Issuer and Elliott entered into an exchange agreement (the "Exchange Agreement") pursuant to which Elliott exchanged $1,927,639.5 in principal amount of the Issuer's 8% Subordinated Secured Notes due March 31, 2010 for $1,927,639.5 in principal amount of the Issuer's Subordinated Convertible Notes Due March 31, 2010 (the "Convertible Notes"). The Conversion Price of the Convertible Notes was $0.38 until December 31, 2005. The closing price of the common stock on December 19, 2005 was $0.43. On December 28, 2005, Elliott converted the Convertible Notes into 5,072,736 shares of Common Stock.

     Except as set forth herein, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially  owns  151,522,184   shares  of  Common  Stock,
constituting 19.9% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 98,630,798 shares of Common Stock, constituting 13.0% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 250,152,982 shares of Common Stock constituting 32.9% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) Except as disclosed in Item 4, no transactions were effected by any of the Reporting Persons from the date hereof through the period ending sixty (60) days prior to December 12, 2005.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

     Financing Agreement and Recapitalization Letter Agreement, each dated as of March 31, 2005 (filed with the Issuer's 8K filed on April 5, 2005 with the Securities and Exchange Commission).

     Exchange Agreement (filed with the Issuer's 8K filed on December 22, 2005 with the Securities and Exchange Commission).

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 12, 2006

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
             By: Braxton Associates, Inc., as General Partner


                    By: /s/Elliot Greenberg
                        ------------------------
                           Elliot Greenberg
                            Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
                as Attorney-in-Fact


                    By: /s/Elliot Greenberg
                        -------------------------
                           Elliot Greenberg
                            Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/Elliot Greenberg
             ------------------------
                 Elliot Greenberg
                 Vice President